                                                                 [Celanese Logo]

                                      Celanese AG           Frankfurter Str. 111
INVESTOR                              Investor Relations    61476 Kronberg/Ts.
INFORMATION                                                 Germany


May 3, 2001

First-quarter 2001 Report

-    Celanese Q1 sales increase 12% to E1.3 billion

-    Earnings per share rise from E0.20 to E0.52

- EBITDA excluding special charges declines by 19% due to higher raw material and energy costs



DEAR SHAREHOLDER,

     During the first quarter, we increased net sales and net earnings in a difficult environment compared to the corresponding quarter last year. As expected, higher raw material and energy costs as well as the effects of the slowdown in the U.S. economy put pressure on our operating results. We were pleased with the benefits from our restructuring and cost reduction programs and also that the supply problem to our new acetic acid plant in Singapore is being resolved.

     Net sales in the quarter rose 12% versus the comparable period, mainly because we were able to increase prices in most businesses, particularly in our Acetyl Products and Chemical Intermediates segments. The slowing U.S. economy, especially in the automotive industry, led to lower volumes in most segments. Decreased automotive production in the United States particularly affected our Technical Polymers Ticona segment.

     EBITDA excluding special charges declined in the quarter by 19%, primarily due to the high cost in North America for natural gas, which we use as a

PAGE 2 of 16
DATE: May 3, 2001

                                                                 [Celanese Logo]

chemical feedstock and energy source. Losses resulting from the supply problems to our Singapore acetic acid plant were offset by compensation from our supplier. Our results also benefited from savings related to our cost reductions and restructuring programs.

     Net earnings in the quarter were also positively affected by a lower effective tax rate of 19%, fewer special charges, which totaled E1 million, and a dividend payment of E12 million from our methanol joint venture in Saudi Arabia. Earnings per share rose from E0.20 to E0.52.

     Celanese has begun 2001 with a strong commitment to build on its accomplishments and enhance shareholder value further through growth initiatives and efficiency improvements. In our Technical Polymers Ticona segment, work is underway for the construction of a new, higher capacity plant for GUR(R) ultra-high molecular weight polyethylene in Bishop, Texas. In addition, we are expanding capacity at our Shelby, North Carolina, plant for Vectra(R) liquid crystal polymers.

     During the quarter, we also achieved a major breakthrough in our leading acid optimization technology for producing acetic acid. This breakthrough will increase the capacity of our 1 million metric ton Clear Lake, Texas, acetic acid plant by 20% by the end of this year with a minimal investment. This achievement exemplifies the strong base of process technology skills that is the backbone of our company.

     In addition to the restructuring and cost reduction savings achieved so far, we announced our "Focus" initiative to achieve further EBITDA improvement through efficiency increases, working capital optimization and limiting capital expenditures to essential projects. Our Acetyl Products and Chemical Intermediates segments have begun to implement Six Sigma, a business process to increase profitability through operational excellence, improved quality and defect elimination.

     As of March 31, 2001 and 2000, Celanese had approximately 13,100 and 14,200 employees, respectively.

PAGE 3 of 16
DATE: May 3, 2001

                                                                 [Celanese Logo]


FINANCIAL HIGHLIGHTS

                                                                          CHG.
in E millions                                  Q1 2001     Q1 2000        IN %
--------------------------------------------------------------------------------
Net sales                                        1,331       1,191          12
EBITDA(1) excluding special charges                134         165         -19
EBITDA margin(2)                                 10.1%       13.9%
Special charges                                    (1)        (16)         -94
Operating profit                                    32          62         -48
Earnings before taxes                               32          62         -48
Net earnings of:
  Continuing operations                             26          22          18
  Continuing and discontinued operations            26          11        >100

Capital expenditures                                37          39          -5
Average shares outstanding (thousands)          50,326      55,915         -10
--------------------------------------------------------------------------------
Net earnings per share (in E) of(3):
  Continuing operations                           0.52        0.39          33
  Continuing and discontinued operations          0.52        0.20        >100

                                                MAR 31      DEC 31        CHG.
In E millions                                     2001        2000        IN %
--------------------------------------------------------------------------------
Total financial debt(4)                          1,265       1,165           9
Net financial debt(5)                            1,254       1,141          10
Shareholders' equity                             2,927       2,843           3
Total assets                                     7,742       7,642           1
--------------------------------------------------------------------------------

(1)  Earnings before interest, taxes, depreciation and amortization

(2)  EBITDA excluding special charges / sales

(3) Per-share data are based on weighted average shares outstanding in each period

(4)  Short- and long-term debt

(5)  Total financial debt less cash & cash equivalents

PAGE 4 of 16
DATE: May 3, 2001


                                                                 [Celanese Logo]


CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          CHG.
in E millions                                  Q1 2001     Q1 2000        IN %
--------------------------------------------------------------------------------
NET SALES                                        1,331       1,191          12
  Cost of sales                                (1,133)       (981)          15
--------------------------------------------------------------------------------
GROSS PROFIT                                       198         210          -6

  Selling, general & administrative expense      (144)       (115)          25
  Research & development expense                  (23)        (21)          10
  Special charges                                  (1)        (16)         -94
  Foreign exchange gain                              1           2         -50
  Gain on disposition of assets                      1           2         -50
--------------------------------------------------------------------------------
OPERATING PROFIT                                    32          62         -48

  Equity in net earnings of affiliates               4           3          33
  Interest expense                                (21)        (16)          31
  Interest & other income, net                      17          13          31
--------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES
  OF CONTINUING OPERATIONS                          32          62         -48

  Income taxes                                     (6)        (39)         -85
  Minority interests                                 0         (1)        -100
--------------------------------------------------------------------------------
EARNINGS OF CONTINUING OPERATIONS                   26          22          18

  Earnings of discontinued operations                0           2        -100
  Loss on disposals of discontinued operations       0        (13)        -100
  Extraordinary expense, net of income tax           0           0           0
--------------------------------------------------------------------------------
NET EARNINGS                                        26          11        >100
--------------------------------------------------------------------------------

     In the first quarter of 2001, total net sales increased 12%. The increase in segment net sales of 12% resulted from higher selling prices (+10%), favorable currency movements (+6%) and the addition of the polyvinyl alcohol
(PVOH) business to the Acetyl Products segment offset by the move of Acetate's high performance polymer line to Other Activities (+1%). These factors were partially offset by lower volumes (-5%).

     Gross profit decreased by 6% as higher selling prices could not fully offset higher raw material and energy costs. The decline was partially offset by income of E31 million which was part of a E35 million compensation payment received for losses sustained at the Singapore acetic acid plant from July 2000 through March 2001 caused by a supplier's operational problems. The remaining E4 million was recognized in the fourth quarter 2000.

     Selling, general & administrative expense increased by E29 million, mainly because this expense line a year ago included non-recurring income from an

PAGE 5 of 16
DATE: May 3, 2001

                                                                 [Celanese Logo]

insurance settlement and a delay in the timing of expenses. In addition, currency effects contributed toward the increase.

     Operating profit of E32 million declined 48% from the same quarter last year due to the downturn in the U.S. economy and increased raw material and energy costs. The decline was partially offset by fewer special charges and by the compensation payment noted above.

     Interest expense rose to E21 million in the first quarter 2001 from E16 million a year earlier due to a higher average debt level, principally related to the PVOH acquisition in September 2000 and to cash outflows related to special charges.

     Interest & other income, net rose 31% to E17 million mainly due to the dividend from the company's methanol joint venture in Saudi Arabia.

     The effective tax rate during the first quarter 2001 was 19%, benefiting from income in low-tax countries and the use of tax loss carryforwards.

     No gain or loss on the disposal of discontinued operations was recorded in 2001 as compared to a loss of E13 million in the first quarter of 2000.

     Net earnings rose to E26 million, or E0.52 per share in 2001, compared to E11 million, or E0.20 per share a year earlier.

PAGE 6 of 16
DATE: May 3, 2001

                                                                 [Celanese Logo]


CONSOLIDATED BALANCE SHEETS

                                                        MAR 31          DEC 31
in E millions                                             2001            2000
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash & cash equivalents                                   11              24
  Receivables, net                                       1,601           1,659
  Inventories                                              787             719
  Deferred income taxes                                     83              83
  Other assets                                              36              42
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                     2,518           2,527

  Investments                                              594             613
  Property, plant & equipment, net                       2,216           2,169
  Deferred income taxes                                    129             119
  Other assets                                             780             757
  Intangible assets, net                                 1,505           1,457
--------------------------------------------------------------------------------
TOTAL ASSETS                                             7,742           7,642
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings and current
    installments of long-term debt                         473             414
  Accounts payable & accrued liabilities                 1,422           1,519
  Deferred income taxes                                     10              10
  Income taxes payable                                     284             290
  Net liabilities of discontinued operations                 0               0
--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                2,189           2,233

  Long-term debt                                           792             751
  Deferred income taxes                                     58              48
  Other liabilities                                      1,764           1,757
  Minority interests                                        12              10
  Shareholders' equity                                   2,927           2,843
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               7,742           7,642
--------------------------------------------------------------------------------

      Foreign exchange translation increased net working capital as the 5% weakening in the Euro versus the U.S. dollar since the end of 2000 inflated the value of dollar positions. In addition to exchange effects, an increase in inventory levels resulting from higher raw material costs and a build-up of inventory in the Acetyl Products and Acetate Products segments in anticipation of turnarounds planned for later this year increased working capital; trade accounts payable declined due to the timing of payments; and trade receivables remained flat.

PAGE 7 of 16
DATE: May 3, 2001

                                                                 [Celanese Logo]


CONSOLIDATED STATEMENTS OF CASH FLOWS

in E millions                                                  Q1 2001   Q1 2000
--------------------------------------------------------------------------------
OPERATING ACTIVITIES OF CONTINUING OPERATIONS:
  Net earnings                                                      26       11
  Earnings from operations of discontinued operations                0       (2)
  Special charges, net of amounts used                            (19)     (259)
  Depreciation & amortization                                      101       87
  Change in equity of affiliates                                     4        4
  Deferred income taxes                                              8       97
  Gain on disposition of assets, net                                 0       (2)
  Gain on disposal of discontinued operations, net                 (1)        0
  Changes in operating assets and liabilities:
    Receivables, net                                                82       31
    Inventories                                                   (40)      (36)
    Accounts payable, accrued liabilities & other liabilities    (172)     (109)
    Income taxes payable                                          (15)      (36)
    Other, net                                                       6       27
--------------------------------------------------------------------------------
NET CASH USED BY OPERATING ACTIVITIES                             (20)     (187)

INVESTING ACTIVITIES OF CONTINUING OPERATIONS:
  Capital expenditures on property plant & equipment              (37)      (39)
  Acquisitions of businesses & purchases of investments            (1)        0
  Proceeds from dispositions of assets                               0        3
  Proceeds from disposition of businesses                            3        0
  Proceeds from disposals of discontinued operations                38       37
  Proceeds from sales of marketable securities                      72       11
  Purchases of marketable securities                              (81)      (24)
  Other, net                                                         0        0
--------------------------------------------------------------------------------
NET CASH USED BY INVESTING ACTIVITIES                              (6)      (12)

FINANCING ACTIVITIES OF CONTINUING OPERATIONS:
  Short-term borrowings, net                                        12     (126)
  Proceeds from long-term debt                                       1       51
  Payments of long-term debt                                         0        0
  Purchase of treasury stock                                         0        0
  Dividend payments                                                  0        0
  Other, net                                                         0        0
--------------------------------------------------------------------------------
NET CASH PROVIDED / (USED) BY FINANCING ACTIVITIES                  13      (75)

  Exchange rate effects on cash                                      0         4
--------------------------------------------------------------------------------
NET DECREASE IN CASH & CASH EQUIVALENTS                           (13)     (270)
--------------------------------------------------------------------------------
Cash & cash equivalents at beginning of year                        24       378
--------------------------------------------------------------------------------
Cash & cash equivalents at end of period                            11       108
--------------------------------------------------------------------------------

NET CASH PROVIDED / (USED) BY DISCONTINUED OPERATIONS:
  Operating activities                                               0         2
  Investing activities                                               0       (1)
  Financing activities                                               0       (1)
--------------------------------------------------------------------------------
NET CASH PROVIDED / (USED) BY DISCONTINUED OPERATIONS                0         0
--------------------------------------------------------------------------------

PAGE 8 of 16
DATE: May 3, 2001

                                                                 [Celanese Logo]


     There were 50,326,355 shares outstanding as of March 31, 2001 and December 31, 2000. At the end of the first quarter, Celanese held 5,589,014 treasury shares in shareholders' equity.

     Cash flow used by operating activities decreased for the first quarter of 2001 to E20 million as compared to a use of E187 million in the first quarter of 2000. This is primarily due to a decrease in the outflow for special charges and receipt of the Singapore compensation payment which were partially offset by reduced accounts payable.

     Cash flow used by investing activities was E6 million as compared to E12 million in the corresponding quarter last year.

    Cash flow from financing activities rose to an inflow of E13 million primarily due to increased short-term borrowings. This compares with an outflow of E75 million in the corresponding quarter last year because of repayments of short-term debt.

     The adoption of Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activities", resulted in an increase in first quarter 2001 total assets, total liabilities and shareholders' equity of E21 million, E15 million, and E6 million, respectively. These related mainly to interest rate swaps and foreign currency forward contracts. The adoption had no significant effect on Celanese's Consolidated Statements of Operations.

PAGE 9 of 16
DATE: May 3, 2001

                                                                 [Celanese Logo]


SEGMENT PERFORMANCE

SEGMENT NET SALES

                                                                            CHG.
in E millions                            Q1 2001         Q1 2000            IN %
--------------------------------------------------------------------------------
  Acetyl Products                            576             452              27
  Chemical Intermediates                     283             275               3
  Acetate Products                           180             155              16
  Technical Polymers Ticona                  214             230              -7
  Performance Products                       112             103               9
--------------------------------------------------------------------------------
SEGMENT TOTAL                              1,365           1,215              12
  Other activities                            13              10              30
  Intersegment eliminations                 (47)            (34)            n.m.
--------------------------------------------------------------------------------
TOTAL                                      1,331           1,191              12
--------------------------------------------------------------------------------

n.m. = not meaningful

FACTORS AFFECTING FIRST-QUARTER SEGMENT SALES

in percent                     VOLUME     PRICE    CURRENCY     OTHER      TOTAL
--------------------------------------------------------------------------------
  Acetyl Products                  -9        23           8         5         27
  Chemical Intermediates           -7         6           4         0          3
  Acetate Products                 16        -3           8        -5         16
  Technical Polymers Ticona       -12         2           3         0         -7
  Performance Products              3         5           1         0          9
--------------------------------------------------------------------------------
  SEGMENT TOTAL                    -5        10           6         1         12
--------------------------------------------------------------------------------

SEGMENT EBITDA(1) EXCLUDING SPECIAL CHARGES

                                                                            CHG.
in E millions                                Q1 2001       Q1 2000          IN %
--------------------------------------------------------------------------------
  Acetyl Products                                 73            51            43
  Chemical Intermediates                           1            29           -97
  Acetate Products                                21            20             5
  Technical Polymers Ticona                       30            48           -38
  Performance Products                            21            18            17
--------------------------------------------------------------------------------
SEGMENT TOTAL                                    146           166           -12
  Other activities                              (12)           (1)          n.m.
--------------------------------------------------------------------------------
TOTAL                                            134           165           -19
--------------------------------------------------------------------------------

(1)  Earnings before interest, taxes, depreciation and amortization

PAGE 10 of 16
DATE: May 3, 2001

                                                                 [Celanese Logo]


SEGMENT SUMMARIES

ACETYL PRODUCTS

                                                                            CHG.
in E millions                                Q1 2001       Q1 2000          IN %
--------------------------------------------------------------------------------
Net sales                                        576           452            27
EBITDA excluding special charges                  73            51            43
EBITDA margin                                  12.7%         11.3%
Operating profit                                  35            13          >100
Depreciation                                      30            20            50
Amortization                                       8             7            14
Capital expenditures                               8            21           -62
--------------------------------------------------------------------------------


     Net sales for the Acetyl Products segment increased by 27% to E576 million as price increases (+23%), favorable currency movements (+8%), and a change in the composition of the segment due to the September 2000 PVOH acquisition (+5%) offset volume decreases (-9%). Significant price increases compared to the first quarter of last year, mainly in vinyl acetate monomer and acetic acid, offset the rapid rise in costs of key hydrocarbons, principally natural gas. The volume decline resulted primarily from the economic slowdown in North America.

     EBITDA excluding special charges increased by 43% to E73 million primarily due to the higher selling prices noted above and to the effects of ongoing cost reduction efforts. Income associated with the receipt of a compensation payment for losses sustained as a result of supply problems to the Singapore acetic acid plant offset losses incurred during the quarter and in prior periods.

     Depreciation and amortization increased by E11 million to E38 million reflecting the completion of two plants in Singapore and the PVOH acquisition in 2000.

PAGE 11 of 16
DATE: May 3, 2001

                                                                 [Celanese Logo]


CHEMICAL INTERMEDIATES

                                                                            CHG.
in E millions                                Q1 2001       Q1 2000          IN %
--------------------------------------------------------------------------------
Net sales                                        283           275             3
EBITDA excluding special charges                   1            29           -97
EBITDA margin                                   0.4%         10.5%
Operating profit (loss)                         (18)             7          n.m.
Depreciation                                      15            13            15
Amortization                                       4             4             0
Capital expenditures                               6             4            50
--------------------------------------------------------------------------------

     Chemical Intermediates' net sales increased 3% to E283 million due to price increases (+6%) and favorable currency movements (+4%), which were mostly offset by volume decreases (-7%). The volume decline was mainly due to reduced sales of oxo and acrylate products as a result of weak demand and a decision to reduce our participation in the highly competitive Asian market.

     EBITDA excluding special charges decreased to E1 million as price increases in all products were not sufficient to offset significantly higher raw material and energy costs. These factors were partially offset by cost reductions.

ACETATE PRODUCTS

                                                                            CHG.
in E millions                                Q1 2001       Q1 2000          IN %
--------------------------------------------------------------------------------
Net sales                                       180            155            16
EBITDA excluding special charges                 21             20             5
EBITDA margin                                 11.7%          12.9%
Operating profit                                  3              2            50
Depreciation                                     15             15             0
Amortization                                      2              2             0
Capital expenditures                              7              5            40
--------------------------------------------------------------------------------

     Acetate Products' first quarter net sales of E180 million increased by 16%. The increase was mainly due to higher sales volumes (+16%) and favorable currency movements (+8%), offset by lower pricing (-3%) and a change in the composition of the segment (-5%) following the transfer of a high performance polymer product line to Other Activities in July 2000. The higher volumes mainly reflected earlier exports of tow this year compared to last year when shipments occurred in the second quarter. Filament volumes decreased as a result of weak demand, mainly in North America.

     EBITDA excluding special charges improved by 5% to E21 million, driven

PAGE 12 of 16
DATE: May 3, 2001

                                                                 [Celanese Logo]


by higher volumes, a lower manufacturing cost base resulting from restructuring last year, and cost reductions. Higher costs for raw materials and energy partially offset these effects.

TECHNICAL POLYMERS TICONA

                                                                            CHG.
in E millions                                Q1 2001       Q1 2000          IN %
--------------------------------------------------------------------------------
Net sales                                        214           230            -7
EBITDA excluding special charges                  30            48           -38
EBITDA margin                                  14.0%         20.9%
Operating profit                                  12            31           -61
Depreciation                                      13            12             8
Amortization                                       5             5             0
Capital expenditures                              12             5          >100
--------------------------------------------------------------------------------

     Net sales for the Ticona segment declined by 7% to E214 million. This decrease resulted from lower volumes (-12%), favorable currency movements (+3%) and slightly higher average selling prices (+2%). The decline in volumes reflected the significant reduction of automotive production in the United States and the general slowdown in the U.S. economy. Demand remained strong for GUR(R) ultra high molecular weight polyethylene, used in industrial and medical applications.

     EBITDA excluding special charges declined by 38% to E30 million due to lower volumes and higher raw material and energy costs. Slightly better pricing, which was constrained by competitive pressures, and cost reductions could only partially offset the increase in costs.

    Capital expenditures increased by E7 million from the prior year reflecting investments into a new plant with higher capacity for GUR in Bishop, Texas and increased capacity for Vectra(R) in Shelby, North Carolina.

PAGE 13 of 16
DATE: May 3, 2001

                                                                 [Celanese Logo]


PERFORMANCE PRODUCTS

                                                                            CHG.
in E millions                                Q1 2001       Q1 2000          IN %
--------------------------------------------------------------------------------
Net sales                                        112           103             9
EBITDA excluding special charges                  21            18            17
EBITDA margin                                  18.8%         17.5%
Operating profit                                  13             9            44
Depreciation                                       7             7             0
Amortization                                       1             2           -50
Capital expenditures                               4             3            33
--------------------------------------------------------------------------------


     Performance Products' net sales increased 9% compared to that of the corresponding quarter last year due to higher prices (+5%), volumes (+3%) and favorable currency movements (+1%).

     Trespaphan OPP film sales declined slightly due to lower volumes as the corresponding quarter last year included sales of inventory from the Swindon, UK, plant, which was closed at the end of 1999. Price increases, instituted in response to rising raw material costs, partly offset this decline. The higher value-added product mix contributed to profitability in the quarter.

     Sales for Nutrinova rose considerably, mainly due to strong volume growth for Sunett(R) high-intensity sweetener and increased sales of trade products in Japan and Australia. This growth reflected the return of business in Europe following successful patent infringement litigation, as well as an increase in customers and applications worldwide. Sales of sorbates also increased due to higher volume and pricing

     EBITDA excluding special charges increased by 17% to E21 million mainly driven by increased sales of the high intensity sweetener Sunett.

OTHER ACTIVITIES

    Net sales for Other Activities increased to E13 million from E10 million in the corresponding quarter last year mostly due to the inclusion of Celanese Ventures with its PBI (polybenzimidazole) high performance polymer line. EBITDA excluding special charges declined to a loss of E12 million compared to a loss of E1 million. The first quarter last year included income of E10 million from an insurance settlement.

PAGE 14 of 16
DATE: May 3, 2001

                                                                 [Celanese Logo]


OUTLOOK


    The U.S. economy is unlikely to improve significantly in the second quarter and we remain cautious in our outlook for Europe and Asia. We will move ahead with further cost reductions and efficiency enhancements in all segments. We are cautiously optimistic that economic conditions in the United States will improve in the second half. For the rest of the year, we expect energy costs to moderate from the unusually high levels of the first quarter but to remain elevated. This improvement, combined with the results of our "Focus" initiative, should position us to achieve our goal of double-digit growth in EPS excluding special charges in 2001.



    The Board of Management
Kronberg/Ts.
May 3, 2001

PAGE 15 of 16
DATE: May 3, 2001

                                                                 [Celanese Logo]


FOOTNOTES

     RESULTS UNAUDITED: The foregoing results, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Accordingly, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

     RESULTS ADJUSTED FOR DISCONTINUED OPERATIONS: The foregoing results exclude operations which have been discontinued. The results of these businesses are reflected in the interim balance sheets, income statements and statements of cash flows as discontinued operations.

     FORWARD-LOOKING STATEMENTS: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors and by regulatory authorities, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 20-F filed with the SEC on March 23, 2001. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.

PAGE 16 of 16
DATE: May 3, 2001

                                                                 [Celanese Logo]


NEXT ANNOUNCEMENT
Results for the 2nd quarter of 2001 will be announced on July 31, 2001.

INVESTOR RELATIONS
Joerg Hoffmann
Phone:  +49 69 305 4508    Fax:  +49 69 305 83195
J.Hoffmann@Celanese.com

Michael Oberste-Wilms
Phone:  +49 69 305 83199    Fax:  +49 69 305 83195
M.Oberste-Wilms@Celanese.com

INVESTOR RELATIONS AND PUBLIC AFFAIRS
CELANESE AMERICAS CORPORATION
Andrea Stine
86 Morris Avenue
Summit, NJ 07901, USA
Phone:  +1 908 522 7784    Fax:  +1 908 522 7583
A.Stine@Celanese.com

This quarterly report is also available in German.